DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

November 21, 2007

Re:	Vivo Participações S.A. Form 20-F for the year ended December 31, 2006 Filed May 3, 2007 File No. 333-09470

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

On behalf of Vivo Participações S.A., a Brazilian corporation (“Vivo”), please find attached as Attachment A Vivo’s response to the Staff’s comments included in its letter dated November 7, 2007 in connection with its review of Vivo’s Form 20-F for the year ended December 31, 2006 (“2006 20-F”).

Please do not hesitate to contact me at 212-450-4779 should you have any questions or comments regarding the foregoing.

                                                      Very truly yours

                                                        /s/ Andrés V. Gil

  Andrés V. Gil

Attachment

cc w/att:	Mr. Roberto Oliveira de Lima
Mr. Ernesto Gardelliano

Larry Spirgel
Vivo Participações S.A. – Vivo
November 21, 2007

ATTACHMENT A

VIVO PARTICIPAÇÕES S.A.

Form 20-F for Fiscal Year Ended December 31, 2006

1.      We note in your response to comment 1 that you do not consider handset sales to be a separate earning process and therefore, a separate unit of accounting under US GAAP. We also note that you recognize handset revenues over a period that is consistent with the estimated contractual relationship with the subscribers. In this regard, please explain to us why it is appropriate to recognize the revenues over the estimated contractual relationship, rather than the expected customer relationship period.

We advise the Staff that we have historically recognized handset revenues over the estimated contractual relationship with our subscribers of 18 months which also represents the estimated useful life of the handsets. When service contracts expire, we typically sell new subsidized handsets to those subscribers that renew their contracts. Since the retention of our subscribers typically depends on the sale to them of new subsidized handsets, we believe that it is appropriate to defer revenues and related costs up to the amount of revenue over the period of 18 months.

We respectfully advise the Staff that in 2007, we initiated a transition from CDMA technology to GSM technology. This change in technology may have an impact on our revenue recognition accounting policy since GSM handsets may be used by our subscribers on other networks depending on the frequency we use with the new technology.

2.      We note in your response to comment 2 that the 294,094 thousand reais adjustment represents the write-off of the tax loss carryforwards of subsidiaries that became unrecoverable under Brazilian law. In future filings, please rename the “Reversal of goodwill reserve” line item to clarify the nature of this adjustment.

In response to the Staff’s comment, in future fillings, we will use the term “Write-off of the tax loss carryforwards of subsidiaries” as the title for this line item.